OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Caresafe, LLC

4080 McGinnis Ferry Road,
Suite 301
Alpharetta, GA 30005

https://caresafe.info/



10000 units of Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 1,070,000 shares* of Membership Units ($1,070,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Membership Units ($10,000)

Company	CareSafe, LLC.
Corporate Address	4080 McGinnis Ferry Road, Suite 301, Alpharetta, GA, 30005
Description of Business	CareSafe offers a variety of solutions to prevent infectious and harmful diseases from spreading in healthcare and sports teams environments
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$200

Perks*

$200+ - receive 5% discount on all products

$1,000+ - receive 10% discount on all products

$5,000+ - receive 20% discount on all products

$10,000+ - receive 30% discount on all products

All perks occur after the offering is completed

Once CareSafe starts production of its Sprays and Wipes, we can offer the above discounts to all investors. Perks are therefore not guaranteed

The 10% Bonus for StartEngine Shareholders

Caresafe will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 units at $1 / unit, you will receive 1 bonus unit, meaning you'll own 11 units for $10. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

CareSafe LLC offers a variety of solutions to prevent infectious and harmful diseases from spreading in healthcare and sports teams environments, including:

- Self-Sanitizing Surface Coating System - a combination of an environmentally green disinfectant, an antimicrobial coating and a long wear protectant that kills 99.99% of bacteria, viruses and fungi found on surfaces; treats anything from electronic devices to entire rooms; coating provides 12 months protection for Facilities and 24 months for equipment.
- Sanitary Wipes – microfiber wipes to maintain the longevity of treatment on electronic devices.
- Handheld Spray – spray bottle used by housekeeping and janitorial staff to maintain the longevity of treatment on non-electronic items and physical spaces.

- Development stage: CareSafe LLC will purchase the intellectual and property rights together with formula from Kim Gay who is currently selling the coating system and via its Managing member Jeremy Spradlin's company Careserv Technologies. We use the coating spray for our customers' cell phones and iPads which will all come under the umbrella of Caresafe LLC.

- Relationship between CareServ Technologies LLC and CareSafe LLC: CareServ Technologies is an LLC incorporated on Nov 5, 2013 in Atlanta, GA. CareServ Technologies LLC is Owned 50% by Jeremy Spradlin and 50% by Chad Barlan. CareServ Technologies uses the coating spray for its cell phone and iPads currently produced by Kim Gay (Founder and Product inventor) and CareServ Technologies will be the management company for CareSafe LLC. There is no flow of funds between the two companies.

Sales, Supply Chain, & Customer Base

Caresafe currently does not own or hold the product in inventory, rather under a MOU (Memorandum of Understanding) that upon funding Caresafe, LLC will purchase the intellectual and proprietary rights to the Coating System together with its inventory,clients and processing system. Current clients include Emory Healthcare of Emory University, collegiate teams at the University of Illinois.

We plan on building and nurturing relationships with the following specific Industries and/or Client Groups. The timing on the outset of these marketing endeavors is clearly dependent on the acquisition of Patents.

- **Airports**
- **Airlines**
- **Schools**
- **GSA** vendors
- **VA hospitals**
- **Urgent care facilities**
- **Professional Sports** Teams
- **Health Care facilities**
- **Dental Industry**
- **Cell Phones/iPads**

Competition

There is no Direct competition in our industry currently. There is indirect competition for companies who sell disinfectants such as Choice Paper Company, Ecosense Company and [Safetec of America, Inc](#) to name a few.

Liabilities and Litigation

CareSafe, LLC has no current material liabilities or involved in any litigation.

The team

Officers and directors

Kim Gay	Product Founder, Developer, President and Manager
Chad Barlan	VP of Technology
Todd Frederickson	VP of Operations

Paresh Govan	Chief Financial Officer
Jeremy Spradlin	Managing Member

Kim Gay

Kim Gay, Founder and CEO of iGuard PPC, is a successful entrepreneur with more than 30 years of experience as a healthcare industry leader. Her career is marked by both excellence and accomplishment in business and by patient advocacy and service to her community. Her reputation as a relationship builder is legendary. Kim has been working at iGuard PPC from 2009 to present working full time for the company and this is her primary position. Upon Funding of CareSafe, she is part time 20 hours per week as a Board Member since July 1, 2018 Before starting iGuard PPC in 2009, Kim was Founder and CEO of APS, which she developed into a multi-million dollar business focused on the healthcare needs in the Southeast. Pioneering the introduction of specialty beds into long-term care facilities, Kim became known for being ahead of the marketplace with the products her company offered. With the founding of iGuard PPC, Kim has again sought to introduce new health-related solutions. As exclusive healthcare provider of iGuard's antimicrobial smart coating, Kim has positioned iGuard PPC at the forefront of infection control for healthcare and the general public. Kim was a Top 3 finalist in the 2011 Metro Atlanta Chamber of Commerce Business Person of the Year Awards Early Stage category. Appointed to the Board of Directors of the Department of Community Health by Georgia Gov. Sonny Perdue in 2005, Kim served as Board Secretary and Chair of the Care Management Committee until 2010. She is a member of the Board of Directors of the Sandy Springs Perimeter Chamber of Commerce and serves as the Chairperson of the newly established Healthcare Collaborative. Kim also serves on the Board of Directors of the J Whitney Bunting College of Business at Georgia College and State University. Other affiliations are the Atlanta Chamber of Commerce, Georgia Hospital Association, Georgia Healthcare Association where she serves on their PAC executive committee. A lifelong learner with a philosophy that you never know enough, Kim is a graduate of Georgia College and State University and has taken advanced courses in healthcare strategy at the Harvard School of Public Health and business strategy at the Goizuetta Business School at Emory University. She has earned a certificate in leadership and ethics at the Leadership Forum at the Siegel Institute for Leadership, Ethics and Character at Kennesaw State University and has taken advanced business leadership and marketing courses at Georgia State University and the Georgia Institute of Technology.

Chad Barlan

Chad Barlan started out his career in application development and mobile device management. With multiple applications released within the Android Play Store he moved onto Apple mobile applications with special interest towards business to business app development. He has extensive experience working within Microsoft Server, Exchange, SQL, and Remote Desktop environments. He is currently the full time VP of Technology and co-founder of CareServ Technologies, CareSafe LLC (where he has been working part-time, 20 hours/week, since July 1, 2018), and CareServ Consulting from 2013 to present. Within his role as VP of Technology he oversees the ongoing operations, infrastructure, application and software development and integrating multiple software's into a usable platform. He oversees and maintains multiple networks and server environments for their clients. Chad has successfully transitioned over 100 Skilled Nursing Facilities over to the CareServ's cloud hosted environment. This included their internal networks, workstations, access points, and any internet connected technology within the facilities. Chad has also been in charge of overseeing the Mobile Device Management solution that CareServ currently deploys. This solution deals with a customer's requirement to protect its equipment with proper infection control protocols. Each of the devices is treated with a 24-month self-sanitizing Anti-Microbial treatment. This allows the devices to move from patient room to patient room greatly decreasing the ability for a staff member to transfer an illness from one room to the other.

Todd Frederickson

I started by professional career in 2002 working for NASA as a computer technician and systems administrator. Wanting a new challenge I moved to HCR ManorCare in 2004 in their Corporate IS department. It was there that I was first exposed to the Long-Term Care industry, helping bursing home facility staff with their IT related issues. At this time, I was exposed to a revolutionary software called PointClickCare. HCR was migrating from Keane to this new web-based platform and everyone was lost. Even though I had no formal training in nursing home operations or billing for nursing homes, I took to this product right away. After a year of education on the software I approached PointClickCare for a job and a year later I was managing a team of 12. In 2010 I was asked to join a newly formed account management team that would focus on keeping our clients happy, engaged, entangled and upsold when needed. That was a role I was naturally suited for. I left PointClickCare in 2015 to build a startup long term care training and education company with an owner/investor in Washington State. After 1 year and many changes, I was able to turn this company around going from -600k to generating 3 million in revenue and 500k in profit. We implemented a new pricing model, created new systems and processes, made needed staffing changes, added a full-time sales staff and contracted with industry specific marketing teams. Developed new and lasting partnerships with companies who couldn't scale their solutions and sold to these same clients once we had a foot in the door. It took a lot of hard work, strategy and sleepless nights but it was one of the best things I've done in my life. We got to help so many people with the solutions we created and brought to market. It was an experience I will remember always. In late 2017 I was approached to start a new company in Georgia. We launched officially in October 2017 and had our 1st clients within 30 days. This project continues to do well and the future of what we are building here is bright and will continue to plan, adjust and execute. My main strength lies in being able to visualize and simplify what others might see as complex, thinking strategically and rationally. Being able to take that data, ask the right questions, make quick but well thought out decisions and always asking "What if" to accomplish the job at hand. This gift along with being a learner and relator has allowed me to build and lead teams, build lasting partnerships, open doors for sales and account management. I always push myself forward to exceed the goals laid out for me, my team and the corporation as a whole. I'm currently full time

VP of Operations of CareServ Technologies, LLC and CareServ Consulting, LLC from 2013 to present. I also work part-time with CareSafe LLC (20 hours a week with CareSafe.) since July 1, 2018.

Paresh Govan

A native of New Zealand, Paresh is a highly accomplish executive with experience in both the accounting and auditing industry. Paresh got his start at Price Waterhouse and has worked in various capacities as CFO, Controller, and Chief Auditor. In addition to finance, Paresh heads compliance for Careserv Technologies LLC (his primary job) and Careserv Consulting LLC, joining the CareSafe LLC team in June of 2018 working part time (20 hours a week.) Before joining the Careserv team, he was with Metrix Holdings LLC from 2015-2018 as their Financial Controller. He currently lives in Atlanta and is the keeper of law and order in the office. He is a highly accomplished, innovative executive with extensive experience (20 plus years) in Finance and Accounting. My extensive professional background covers: accounting, auditing-internal/external, financial analysis, Tax and strategic planning. A mentor to achieve maximum potential. Collaborate with internal and external parties to achieve common company goals. Ability to craft new plans and overcome subsequent obstacles to assure success. An integral leader who secures an organization's place at the forefront of the industry.

Jeremy Spradlin

Jeremy Spradlin has held many high-tech senior management positions in his career over the past twenty-five years Some of the positions he has held are CEO, VP of Information Technology & Plant Operations, Senior Citrix Administrator and Network Administrator, Director of Information Technology, Systems administrator and Lead Helpdesk Technician, Quality Assurance Technician, and Corporal of Marines. Throughout the almost two decades of experience in Healthcare Jeremy work with multiple Nursing Directors and Corporate Nurses about Infectious control protocols. It was during these time that he realized there had to be some way to protect all of the technology and equipment moving between patient rooms on stopping the spread of diseases. That is when he started to investigate the utilization of Antimicrobial treatments for devices. He tested many options over many years finding that the treatment did not hold up or were way too cumbersome to use for staff. Some of them required additional equipment to be purchased while the devices are cleaned evert 96 hours for 3 to 12 hours. Others would require treatments on a weekly basis causing down time for the staff to not be able to utilize the devices and increasing overtime for the owners hence lowering productivity and increasing overall cost. It is for this reason he has continued to search to find the best solution, with the best value, and the longest life span. He is currently full time CEO of CareServ Technologies, LLC and CareServ Consulting, LLC from 2013 to present. He also works part-time with CareSafe LLC since July 1, 2018 (20 hours a week with CareSafe.) Currently he is responsible for all operations within both organizations and building the companies. The CareServ companies have been successful as a self-funded startup with CareServ Technologies, LLC being founded in November 2013 almost 5 years ago. CareServ Consulting, LLC started in April 2017. Prior to CareServ Technologies, LLC and CareServ Consulting, LLC, Jeremy was VP of Information Technology & Plant

Operations for Wellington Healthcare Services, LLC; responsible for all Technology and building upkeep. He setup the Operations Policies and Procedures for Technology deployments and refreshes, preventive maintenance schedules for all locations for all building systems from HVAC to ovens, dishwashers, and all other equipment in the facilities. He joined Wellington Healthcare Services, LLC from Intown Suites, an extended stay hotel chain which purchased Suburban Lodges of America, where he was the Senior Citrix Administrator and Network Administrator. He led the transition and software integrations of the two organizations to allow them to operate nationwide on a single accounting and property management system. He came to Intown Suites via Buchmann USA formerly Briot USA and Waco USA where he served as the Director of Information Technology. Jeremy was responsible to Migrating offices in Fort Lauderdale, Florida and Waco Texas in to a single central office in Alpharetta, Georgia. Combining all support staff for customers, sales teams, warehousing and distributions, and operations and financial teams. Jeremy had a successful career at Southern Insurance Underwriters, where he was the Systems Administrator and Lead Help Desk Technician. Responsible for maintenance and deployment of all Software and hardware across the organization and it three locations. Before joining Southern Insurance Underwriters, Jeremy held the positions of Quality Assurance Technician with MCI/WorldCom, where he successfully deployed over 9000 new devices across the country to the Business Markets division. Jeremy gratefully served in the United States Marine Corps until 1999. During this time, he upgraded all technology equipment for his unit as well as services as the noncommissioned officer overseeing the communication shop. He was responsible for everything from Cryptographic Radio repair to telephone lines, to computer support. He attended Hawaii Pacific University in Honolulu, Hawaii; North Metro Technical Institute in Acworth, Georgia; DeVry University in Alpharetta, Georgia, University of Phoenix in Atlanta, Georgia, and the Chubb Institute in Alpharetta, Georgia.

Number of Employees: 3

Related party transactions

The company has a short-term loan of $6,995 from Jeremy Spradlin, Managing Member, used to finance initial startup costs. The debt bears no interest and is payable upon the completion of equity crowdfunding transaction. Jeremy used this to purchase his membership units.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Business Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **Valuation** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Transfer Rights** Any units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the unit back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Undercapitalization** We will likely need to engage in common equity, debt, or financings in the future, which may reduce the value of your investment in the Membership Units. Interest on debt securities could increase costs and negatively impact operating results. Membership Units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more equity capital from the sale of Membership Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- **Key Personnel** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the

right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Management Discretion** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.
- **Market Competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Chad Barlan, 40.0% ownership, Membership Units
- Jeremy Spradlin, 40.0% ownership, Membership Units

Classes of securities

- Membership Units: 6,000,000

  Voting Rights

  The holders of Membership Units are not entitled to vote on any matter except as required under applicable law. All business decisions are in the sole discretion of the Managing Member.

  Distribution Rights

  All Distribution shall be made to the Members and Economic Interest Owners in proportion to their respective Ownership Units at the time of the Distribution, subject tot he rights and preferences upon dissolution of the business as described in section 9.1 of the Operating Agreement.

  Winding-Up, Liquidation and Distribution of Assets.

  (a) Upon dissolution, an accounting shall be made by the Company's accountants of the accounts of the Company and of the Company's assets,

liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Member(s) shall immediately proceed to wind up the affairs of the Company.

(b) If the Company is dissolved and its affairs are to be wound up, the Member(s) shall:

(i) Sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Member(s) may determine to distribute any assets to the Members in kind);

(ii) Allocate any profit or loss resulting from such sales to the Members and Economic Interest Owners in accordance with Article 10 hereof;

(iii) Discharge all liabilities of the Company, including liabilities to Members and Economic Interest Owners who are creditors, to the extent otherwise permitted by law, other than liabilities to Members and Economic Interest Owners for Distributions, and establish such Reserves as may be reasonably necessary to provide for contingencies or liabilities of the Company;

(iv) Distribute the remaining assets to the Members, either in cash or in kind, in accordance with the positive balance (if any) in each Member's Capital Account (as determined after taking into account all Capital Account adjustments for the Company's Fiscal Year during which the liquidation occurs), with any balance in excess thereof being distributed in proportion to the Members' respective Ownership Percentages. Any such Distributions in respect to Capital Accounts shall, to the extent practicable, be made in accordance with the time requirements set forth in Section 1. 704-1 (b)(2)(ii)(b)(2) of the Treasury Regulations; and

(v) If any assets of the Company are to be distributed in kind, the net fair market value of such assets shall be determined by independent appraisal or by agreement of the Members. Such assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Members and Economic Interest Owners shall be adjusted pursuant to the provisions of this Operating Agreement to reflect such deemed sale.

(c) Notwithstanding anything to the contrary in this Operating Agreement, upon a liquidation within the meaning of Section 1. 704-1 (b)(2)(ii)(g) of the Treasury Regulations, if any Member has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution to reduce or eliminate the negative balance of such Member's Capital Account.

(d) Upon completion of the winding-up, liquidation and distribution of the assets, the Company shall be deemed terminated.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Membership Units are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Membership Units are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Membership Units and any additional classes of units that the Managing Member may designate in the future.

Tag Along Rights of Members.

Notwithstanding Section 12.1, in the event Members owning fifty percent (50%) or greater of the Membership Interests (the "Offered Members") obtain an offer from a third party to purchase their outstanding Interest at a price that is equal to or in excess of the Current Value multiplied by the Ownership Percentage of the Offered Members being purchased, the remaining Members (the "Non-Offered Members"), may require such purchaser to also purchase all of the Interest ofN on-Offered Members in the Company upon the same terms and conditions as the purchase of the Interest of the Offered Members, and the Offered Members may not sell their Interest unless such purchaser also purchases all of the Interest of the Non-Offered Members on such terms and conditions.

General Prohibition.

No Member or Economic Interest Owner may assign, convey, sell, transfer, liquidate, encumber, or in any way alienate (collectively a "Transfer"), all or any part of its Interest without the prior written consent of the Managing Member, which consent may be given or withheld in the sole discretion of Managaing Member. Any attempted Transfer of all or any portion of an Interest without the necessary consent, or as otherwise permitted hereunder, shall be null and void and shall have no effect whatsoever.

Right of First Refusal.

Notwithstanding Section 12.1, a Member may Transfer all or part of its Interest to a third party (the "Selling Member"), provided that, prior to such Transfer, the Selling Member gives the remaining Members (the "Non-Selling Members") written notice of the terms and conditions of the proposed Transfer and that the Non-Selling Members shall have a period of ten (10) business days following such notice to elect to purchase such Interest upon the same terms and conditions. The closing of any such purchase shall take place at the Company's principal business office within thirty (30) business days of the notice of the intent of the Non-Selling Members to purchase such Interest, at a date and time designated in writing by the Non-Selling Members to the Selling Member at least five (5) days prior to such closing. In the event that the Non-Selling Members do not give such notice prior to the end of such ten (10) business day period, the Selling Member may, during a period of sixty (60) days after the end of such ten (10) business day period, enter into a binding agreement to transfer such Interest to such third party, on the same terms and conditions.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of Membership Units, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, and voting control.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-08-15.

Financial Condition

Results of Operation

We currently do not have an operating history. Based on our initial offering being met, we can operate for another 12 months. Forseeable major expenses based on projections include marketing, product acquisition, research and development, and salaries. We see future operational challenges including scaling the business and meeting the demand of the product in a timely manner.Our goal is to increase revenue sufficient to cover operating expenses such as rent, utilities, accounting and general overhead expenses together with cost of second round of financing

Financial Milestones

Our goal is to attain minimum 300 long term care facilities in the first year after launch, grossing $2.5 million in sales with an estimated operating cost of $912,000. We plan to scale up to 2,500 facilities in the following year, grossing $16 million in sales with an estimated operating cost of $4.37 million. Our goal is to increase our customer base to 10,000 in the following three years reaching $64 million in sales per year with an estimated operating cost of $17.49 million. With the expenses we aim to register with the EPA to develop the GSA vendors that will significantly increase sales. We will need to raise additional external funds to generate the revenue that we have projected.

Liquidity and Capital Resources

The company infusion of new capital to start and grow business operations. If the company is successful in this offering, we will seek to continue to raise capital under crowdfunding offerings, equity or debt issuance's, or any other method available to the company. We plan to raise $1 million in funding with Regulation Crowdfunding that will enable operation for 12 months and get to a stage where we can submit the product documentation for EPA registration. The Company will seek to raise additional $4 million to fund inventory, product manufacturing, marketing and admin for the following 18 months, until we start generating revenue. At that point we will also have access to other sources of capital such as lines of credit.

Indebtedness

The company has a short-term loan of $6,995 from Paresh Govan, CFO, 10% member, used to finance initial startup costs. The debt bears no interest and is payable upon the completion of equity crowdfunding transaction.

Recent offerings of securities

None

Valuation

$6,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the units merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property present or to be acquired and the experience of the management team. The Company has also taken into consideration similar companies such as, Choice Paper Company, Ecosense Company and Safetec of America, Inc., to better assess valuation. The Company believes that the valuation is correct to the best of their abilities given its a start up company with proven experience and product.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
R&D & Production	$940	$100,580
Marketing	$1,410	$150,870
Working Capital	$940	$100,580

Product Acquisition	$4,418	$472,726
Manufacturing	$940	$100,580
Admin	$752	$80,464
Total Use of Net Proceeds	$9,400	$1,005,800

We intend to use the fund for the following:

Product Acquisition: Intellectual and propriety rights. Purchasing the product itself and intellectual property of the product.

Marketing: Print, radio ads, and digital advertising.

Working Capital: Office and infrastructure set up. General business expenses including the short-term loan of $6,995 from Paresh Govan, CFO, payable upon the completion of equity crowdfunding transaction.

Research and Development: Patents, trademarks, fees associated with those filings

Admin: Miscellaneous and travel for business purposes.

Manufacturing: Manufacturing of the product and sample production.

Irregular Use of Proceeds

The company does not have any intended irregular use of proceeds except for the short-term loan of $6,995 from Paresh Govan, CFO, 10% member, used to finance initial startup costs which is payable upon the completion of equity crowdfunding transaction.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://caresafe.info in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Caresafe, LLC

[See attached]

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
CareSafe LLC
Roswell, Georgia

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of CareSafe LLC (the "Company,"), which comprise the balance sheet as of August 15, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the period from inception to August 15, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA

Marko Glisic, CPA
Los Angeles, California
8/19/18

CARESAFE LLC

FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (JUNE 25, 2018) TO AUGUST 15, 2018

CARESAFE LLC
Index to Financial Statements
(unaudited)

CARESAFE LLC
BALANCE SHEETS
AS OF AUGUST 15, 2018
(unaudited)

ASSETS

Current Assets

Cash	$	-
Total Current Assets		-
Total Fixed Assets, net		-

TOTAL ASSETS | | - |

LIABILITIES & EQUITY

Current Liabilities

Short Term Loan	6,995
Total Current Liabilities	6,995
Long Term Liabilities	
Long term debt	-
Total Long-Term Liabilities	-
Total Liabilities	6,995
Equity	
Members' Equity	-
Retained Earnings/(Deficit)	(6,995)
Total Equity	(6,995)
TOTAL LIABILITIES & EQUITY	$ -

CARESAFE LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE PERIODS JUNE 25, 2018 TO AUGUST 15, 2018
(unaudited)

Revenue	$	-
Costs and expenses:		
Accounting Fees		1,500
Start Up Costs		5,495
Total costs and expenses		6,995
Income from operations		(6,995)
Interest and other income (expense), net		-
Income before provision for income taxes		(6,995)
Provision for income taxes		-
Net income	$	(6,995)

	Members Contributions		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Units	Amount			
Inception (June 25, 2018)	-	$ -	$ -	$ -	$ -
Contributions	-	-	-	-	-
Net income (loss)	-	-	-	(6,995)	(6,995)
August 15, 2018	-	-	-	(6,995)	(6,995)

5

CARESAFE LLC


STATEMENTS OF CASH FLOWS
FOR THE PERIODS JUNE 25, 2018 TO AUGUST 15, 2018
(unaudited)


Cash flows from operating activities		
Net income	$	(6,995)
Net cash provided by operating activities		(6,995)
Cash flows from investing activities		
Purchases of property and equipment		-
Cash flows from financing activities		
Short Term Loan		6,995
Net cash received from financing activities		6,995
Net (decrease) increase in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-

NOTE 1 – NATURE OF OPERATIONS

SafeCare LLC was formed on June 25, 2018 in the State of Georgia. The financial statements of CareSafe LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Atlanta, Georgia.

CareSafe LLC will be creating a Safer, Healthier environment in Healthcare and the community at large through Infection Prevention. We are unique and the only one that we know that can provide a superior Antimicrobial Solutions that prevent the spread of Infection.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 15, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from treating long term care facilities, sports teams especially the locker rooms, plus other health care facilities, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC) OR S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has a short-term loan of $6,995 from Paresh Govan, CFO, 10% member, used to finance initial startup costs. The debt bears no interest and is payable upon the completion of equity crowdfunding transaction.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

On July 2, 2018, the Company entered in to a Memorandum of Understanding with iGuard PPC (The "Seller'), a Georgia Corporation to acquire certain intellectual property rights and rights to related services.

NOTE 5 – MEMBERS' EQUITY

LLC Units
The initial Ownership Percentages of the Members are as follows:

Member's Name	Ownership Units
Jeremy Spradlin	2,400,000
Chad Barlan	2,400,000

Kim Gay	300,000
Paresh Govan	600,000
Todd Frederickson	300,000

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has a short-term loan of $6,995 from certain member, used to finance initial startup costs. The debt bears no interest and is payable upon the completion of equity crowdfunding transaction.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 19, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Caresafe LLC is pending **StartEngine Approval.**



0

Investors

$0.00

Raised of $10K - $1.07M goal

♡

Caresafe LLC

Infection Preventing Surface Coating

● Small OPO 🏠 Alpharetta, GA
🏷 Health Tech
⊕ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Revolutionary Antimicrobial Self-Sanitizing Surface Coating System

Continuous Protection Against Bacteria, Viruses, Fungus, and Spores, for a Cleaner, Healthier, Environment

Invest In CareSafe

CareSafe's unique system is a two-step process including an EPA-approved antimicrobial disinfectant and a revolutionary light-activated protectant which protects high-traffic surfaces for up to two years.

Our system is different than others. Unlike other antimicrobial protectants on the market, CareSafe's system does not use toxic chemicals or heavy metals and it doesn't dilute poisons to kill microbes. We take care seriously. The United States Environment Protection Agency (EPA) and The National Institute for Occupational Safety and Health (NIOSH) have extensively studied the ingredients in Caresafe's products for environmental safety. In studies of





Join Us!

CareSafe's products for environmental safety. In studies of acute animal toxicity, irritation, sensitization, photo-irritation, photo-sensitization, human repeat-insult patch and skin penetration, the FDA finds no deleterious effects.

The best defense against infection is a good offense. In our opinion, CareSafe's services have already begun to roll out at high-profile facilities. According to the American Journal of Infection Control, after the introduction of our photocatalytic surface coating, their facilities reported a lower infection rate. Additionally, we believe The University of Illinois athletic department athletes are safe in the battle against MRSA (methicillin-resistant staphylococcus aureus) because of CareSafe's self-sanitizing surface coating system. We hope to expand CareSafe to any facility in need.

Join us as we expand our operations nationally. We intend to roll out our services across the USA to protect against infection in hospitals, gyms, and at home.

In the future, we hope to acquire government contracts at military bases, as well as sports contracts with professional leagues.

(Image above is not a Caresafe product)

The Offering

Investment

$1/Membership Unit | When you invest you are betting CareSafe's future value will exceed $7.07M.

Perks*

$200+ - receive 5% discount on all products
$1,000+ - receive 10% discount on all products
$5,000+ - receive 20% discount on all products
$10,000+ - receive 30% discount on all products
*All perks occur after the offering is completed

Once CareSafe starts production of its Sprays and Wipes, we can offer the above discounts to all investors. Perks not guaranteed.

All perks occur after the offering is completed



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the **Offering Summary** below.

Development Stage

CareSafe LLC will purchase the intellectual and property rights together with formula from Kim Gay who is currently selling the coating system and via its Managing member Jeremy Spradlin's company Careserv Technologies. We use the coating spray for our customers' cell phones and iPads which will all come under the umbrella of Caresafe LLC. Caresafe currently does not own or hold the product in inventory, rather under a MOU (Memorandum of Understanding) that upon funding does not own or hold the product in inventory, rather under a MOU (Memorandum of Understanding) that upon funding Caresafe LLC will purchase the intellectual and proprietary rights to the Coating System together with its inventory, clients and processing system.

We believe in creating safer, healthier environments for everyone -especially those communities that are at higher risk of infection

---

CareSafe's Unique Formulas And Distribution Mean No One Else Can Do What We do

CareSafe's vision is to become the preferred premium provider of antimicrobial and self-sanitizing surface materials worldwide.

We believe the rising concern regarding the growth of hospital-acquired infections among human beings has lead to a booming industry, and we've got a foothold. Our coatings are tried and true, protecting surfaces against micro-organisms, which primarily include parasites, germs, bacteria, and unwanted microorganisms.

While health concerns related to silver usage in various applications, along with strict regulations in the European Union and the U.S., is presumed to create the hindrance for overall demand, our product is different. We disinfect with our touchless hydrogen peroxide fogging system and apply our transparent, long-lasting coating to any surface for ongoing protection against dangerous pathogens.

   

Our Process Works

- The HP disinfection provides a clean slate for the application of the long-lasting coating.
- The self-sanitizing surface coating provides germ protection for up to two years.
- The treatment isn't designed to take the place of standard cleaning processes.
- The treatment keeps surfaces clean in between cleanings.
- The coating oxidizes bacteria, mold, fungi, and viruses that cause the spread of infections.
- The self-sanitizing coating is safe to use on any surface, including electronic equipment.
- The treatment is an electrostatic spraying process that

Why We Need Self-Sanitizing Antimicrobial Surface Protection That CareSafe Can Provide

- Important adjunct to routine disinfection procedures and hand hygiene protocol.
- One treatment lasts one to two years depending on the application.
- Keeps surfaces cleaner between standard cleanings.
- Makes standard cleaning processes more effective.
- Demonstrates that the patient's health is your top priority.
- Inexpensive method to provide additional protection against dangerous pathogens.
- Protects from microbes present on common touch-

- ensures complete surface coverage.
- The treatment is nontoxic and safe for humans, pets, and the environment.

- Protects from microbes present on common touch-point surfaces.
- Provides additional line of defense on surfaces that housekeeping activities miss.

Our Product Is Gaining Traction

While our competitors offer sanitation solutions across the US, it is our opinion that many of their products are not self-sanitizing and require re-treatment after as little as 72 hours of use. Plus, they're manufactured in foreign countries. CareSafe's marketing strategy is to emphasize the 24-month life cycle of the self-sanitizing solution that provides infection control in settings that are prone to high volumes of diseases and bacteria.

Using the unique multi-step process, we believe CareSafe's coating system is the most advanced multi-functional coating available, providing non-stop 24/7 surface cleaning.

The combination of products creates an economical solution to what we believe to be one of the biggest issues facing healthcare and communities today, killing 99.99% of bacteria, viruses and fungi found on surfaces without posing a threat to your health. **Patients, who already have compromised immune systems, will be safer and able to recover more quickly in environments that protect them from harmful bacteria and infections.** Workers, who need to be in ultimate health to care for patients, are safer. Athletes that need to be in supreme health to perform can rest assure that their locker and training rooms have the ultimate protection.

Our Particular, Effective, Virus-Killing Materials Mean We're More Effective Than Anything Else On The Market

- Specialty Coating Systems' microResist is an antimicrobial coating that is made up of TiO2 and CU. The metals are effective at killing bacteria and viruses, but the copper is not more effective than zinc and is much more expensive.
- Aegis Microbe Shield includes quaternary ammonium, which can be corrosive and is not long lasting.
- BioCote is a company that sells antimicrobial additives such as silver ions, copper, and zinc. These additives are added to paints, floor coverings, etc. They can't be sprayed onto any surface like the iGuard coating.



More About CareSafe's Products And Abilities

- Environmentally green disinfectant
- Made in the USA
- EPA registered
- First dry fogging system that is EPA validated as effective against Clostridium Difficile spores
- Lab certified tests proving the 24-month longevity of the product in long-term care facilities
- Plan to file for a patent for our unique chemical formula



The global antimicrobial coatings market size was valued at USD **$2.44 Billion in 2017**

Source

CareSafe's Services Have Already Begun Implementation, and Feedback Is Positive

We believe there are **no other coatings in this space that are made up of the same bacteria and virus killing materials***. Several companies have different formulas but do not have the* **long-term continuous clean.**

"Applying a hydrogen peroxide disinfectant and an antimicrobial coating to the high touch areas throughout our seven (7) floors, is the most aggressive and common sense approach we have pursued in our infection control efforts... We are already seeing a decreasing effect in our monthly facility infection statistical outcomes."

John Pulliam
Budd Terrace Nursing Home Facility
Emory Healthcare's Budd Terrace

"...Coating technology demonstrated antimicrobial activity after two years of real-world environmental use at a long-term care facility, indicating persistence of effect."

Benjamin Tanner, Ph.D.
Antimicrobial Test Laboratories



"Here at U of IL, we are committed to protecting our athletes by having our equipment, weight rooms and locker rooms treated. The treatment will last for a year and gives us the peace of mind of keeping our athletes and staff safe. Our coaches are thrilled that we put safety first in our programs allowing them to concentrate on what they do best."

Lenny Willis
Assistant Athletic Director of Sports Facilities
University of Illinois Basketball Coach






Invest In CareSafe

Our Future Markets

After acquiring all necessary patents and registrations, we plan on building and nurturing relationships with the following specific Industries and/or Client Groups. Additionally, we intend to expand past the USA, as the issue of infection is of even greater importance in third world countries and especially where native peoples are often unaware of the threat that unseen organisms play in the health and longevity of their families. We are dedicated to providing and supplying our unique products to anyone who needs them in:

- Airports
- Airlines
- Schools
- GSA vendors
- VA hospitals
- Urgent care facilities
- Professional Sports Teams
- Health Care facilities,
- Dental Industry
- Cell Phones/iPads

Antimicrobial Surfaces - We've Got You Covered! Join Us.

Our Future Products

In addition to our Self-Sanitizing Surface Coating System, we'll expand into the B2C sector so that consumers can protect themselves with our products.

Sanitary Wipes:
- Microfiber wipes to maintain the longevity of treatment on electronic devices.

Handheld Spray
- Spray bottle used by housekeeping and janitorial staff to maintain the longevity of treatment on non-electronic items and spaces.



CareSafe Is Founded

We begin our company's new entity - a business aimed at B2B and B2C



Funding and Infrastructure (Anticipated)

We begin our outstanding EPA registrations and



Wipes and Sanitary Spray (Anticipated)

We perfect and release our B2C business once we've gained a



antimicrobial
protection for all.

June 2018

expand our marketing
efforts in earnest.

2019

foothold in our B2B
space.

2020

October 2018

2020

Launch on StartEngine

Now, YOU can be a part of our company!

Extended Roll Out (Anticipated)

We embark on contracts with government facilities and sports facilities nationwide in need of antimicrobial protection.

Meet Our Team



Kim Gay

Product Founder, Developer, President and Manager

Kim Gay, Founder and CEO of iGuard PPC, is a successful entrepreneur with more than 30 years of experience as a healthcare industry leader. Her career is marked by both excellence and accomplishment in business and by patient advocacy and service to her



Jeremy Spradlin

Managing Member

Jeremy Spradlin has held many high-tech senior management positions in his career over the past twenty-five years Some of the positions he has held are CEO, VP of Information Technology & Plant Operations, Senior Citrix Administrator and Network Administrator, Director of Information community. Her reputation as a relationship builder is legendary. Kim has been working at iGuard PPC from 2009 to present working full time for the company and this is her primary position. Upon Funding of CareSafe, she is part time 20 hours per week as a Board Member since July 1, 2018 Before starting iGuard PPC in 2009, Kim was Founder and CEO of APS, which she developed into a multi-million dollar business focused on the healthcare needs in the Southeast. Pioneering the introduction of specialty beds into long-term care facilities, Kim became known for being ahead of the marketplace with the products her company offered. With the founding of iGuard PPC, Kim has again sought to introduce new health-related solutions. As exclusive healthcare provider of iGuard's antimicrobial smart coating, Kim has positioned iGuard PPC at the forefront of infection control for healthcare and the general public. Kim was a Top 3 finalist in the 2011 Metro Atlanta Chamber of Commerce Business Person of the Year Awards Early Stage category. Appointed to the Board of Directors of the Department of Community Health by Georgia Gov. Sonny Perdue in 2005, Kim served as Board Secretary and Chair of the Care Management Committee until 2010. She is a member of the Board of Directors of the Sandy Springs Perimeter Chamber of Commerce and serves as the Chairperson of the newly established Healthcare Collaborative. Kim also serves on the Board of Directors of the J Whitney Bunting College of Business at Georgia College and State University. Other affiliations are the Atlanta Chamber of Commerce, Georgia Hospital Association, Georgia Healthcare Association where she serves on their PAC executive committee. A lifelong learner with a philosophy that you never know enough, Kim is a graduate of Georgia College and State University and has taken advanced courses in healthcare strategy at the Harvard School of Public Health and business strategy at the Goizuetta Business School at Emory University. She has earned a certificate in leadership and ethics at the Leadership Forum at the Siegel Institute for Leadership, Ethics and Character at Kennesaw State University and has taken advanced business leadership and marketing courses at Georgia State University and the Georgia Institute of Technology.

Technology, Systems administrator and Lead Helpdesk Technician, Quality Assurance Technician, and Corporal of Marines. Throughout the almost two decades of experience in Healthcare Jeremy work with multiple Nursing Directors and Corporate Nurses about Infectious control protocols. It was during these time that he realized there had to be some way to protect all of the technology and equipment moving between patient rooms on stopping the spread of diseases. That is when he started to investigate the utilization of Antimicrobial treatments for devices. He tested many options over many years finding that the treatment did not hold up or were way too cumbersome to use for staff. Some of them required additional equipment to be purchased while the devices are cleaned evert 96 hours for 3 to 12 hours. Others would require treatments on a weekly basis causing down time for the staff to not be able to utilize the devices and increasing overtime for the owners hence lowering productivity and increasing overall cost. It is for this reason he has continued to search to find the best solution, with the best value, and the longest life span. He is currently full time CEO of CareServ Technologies, LLC and CareServ Consulting, LLC from 2013 to present. He also works part-time with CareSafe LLC since July 1, 2018 (20 hours a week with CareSafe.) Currently he is responsible for all operations within both organizations and building the companies. The CareServ companies have been successful as a self-funded startup with CareServ Technologies, LLC being founded in November 2013 almost 5 years ago. CareServ Consulting, LLC started in April 2017. Prior to CareServ Technologies, LLC and CareServ Consulting, LLC, Jeremy was VP of Information Technology & Plant Operations for Wellington Healthcare Services, LLC; responsible for all Technology and building upkeep. He setup the Operations Policies and Procedures for Technology deployments and refreshes, preventive maintenance schedules for all locations for all building systems from HVAC to ovens, dishwashers, and all other equipment in the facilities. He joined Wellington Healthcare Services, LLC from Intown Suites, an extended stay hotel chain which purchased Suburban Lodges of America, where he was the Senior Citrix Administrator and Network Administrator. He led the transition and software integrations of the two organizations to allow them to operate nationwide on a single accounting and property management system. He came to Intown Suites via Buchmann USA formerly Briot USA and Waco USA where he served as the Director of Information Technology. Jeremy was responsible to Migrating offices in Fort responsible to migrating offices in Fort Lauderdale, Florida and Waco Texas in to a single central office in Alpharetta, Georgia. Combining all support staff for customers, sales teams, warehousing and distributions, and operations and financial teams. Jeremy had a successful career at Southern Insurance Underwriters, where he was the Systems Administrator and Lead Help Desk Technician. Responsible for maintenance and deployment of all Software and hardware across the organization and it three locations. Before joining Southern Insurance Underwriters, Jeremy held the positions of Quality Assurance Technician with MCI/WorldCom, where he successfully deployed over 9000 new devices across the country to the Business Markets division. Jeremy gratefully served in the United States Marine Corps until 1999. During this time, he upgraded all technology equipment for his unit as well as services as the noncommissioned officer overseeing the communication shop. He was responsible for everything from Cryptographic Radio repair to telephone lines, to computer support. He attended Hawaii Pacific University in Honolulu, Hawaii; North Metro Technical Institute in Acworth, Georgia; DeVry University in Alpharetta, Georgia, University of Phoenix in Atlanta, Georgia, and the Chubb Institute in Alpharetta, Georgia.



Chad Barlan
VP of Technology

Chad Barlan started out his career in application development and mobile device management. With multiple applications released within the Android Play Store he moved onto Apple mobile applications with special interest towards business to business app development. He has extensive experience working within Microsoft Server, Exchange, SQL, and Remote Desktop environments. He is currently the full time VP of Technology and co-founder of CareServ Technologies, CareSafe LLC (where he has been working part-time, 20 hours/week, since July 1, 2018), and CareServ Consulting from 2013 to



Todd Frederickson
VP of Operations

I started by professional career in 2002 working for NASA as a computer technician and systems administrator. Wanting a new challenge I moved to HCR ManorCare in 2004 in their Corporate IS department. It was there that I was first exposed to the Long-Term Care industry, helping bursing home facility staff with their IT related issues. At this time, I was exposed to a revolutionary software called PointClickCare. HCR was migrating from Keane to this new web-based platform and everyone was lost. Even though I had no formal training in nursing home operations or billing for nursing homes, I took to this product right away. After



Paresh Govan
Chief Financial Officer

A native of New Zealand, Paresh is a highly accomplish executive with experience in both the accounting and auditing industry. Paresh got his start at Price Waterhouse and has worked in various capacities as CFO, Controller, and Chief Auditor. In addition to finance, Paresh heads compliance for Careserv Technologies LLC (his primary job) and Careserv Consulting LLC, joining the CareSafe LLC team in June of 2018 working part time (20 hours a week.) Before joining the Careserv team, he was with Metrix Holdings LLC from 2015-2018 as their Financial Controller. He currently lives in Atlanta and is the keeper of low

...consulting from 2015 to present. Within his role as VP of Technology he oversees the ongoing operations, infrastructure, application and software development and integrating multiple software's into a usable platform. He oversees and maintains multiple networks and server environments for their clients. Chad has successfully transitioned over 100 Skilled Nursing Facilities over to the CareServ's cloud hosted environment. This included their internal networks, workstations, access points, and any internet connected technology within the facilities. Chad has also been in charge of overseeing the Mobile Device Management solution that CareServ currently deploys. This solution deals with a customer's requirement to protect its equipment with proper infection control protocols. Each of the devices is treated with a 24-month self-sanitizing Anti-Microbial treatment. This allows the devices to move from patient room to patient room greatly decreasing the ability for a staff member to transfer an illness from one room to the other.

...to this product right away. After a year of education on the software I approached PointClickCare for a job and a year later I was managing a team of 12. In 2010 I was asked to join a newly formed account management team that would focus on keeping our clients happy, engaged, entangled and upsold when needed. That was a role I was naturally suited for. I left PointClickCare in 2015 to build a startup long term care training and education company with an owner/investor in Washington State. After 1 year and many changes, I was able to turn this company around going from -600k to generating 3 million in revenue and 500k in profit. We implemented a new pricing model, created new systems and processes, made needed staffing changes, added a full-time sales staff and contracted with industry specific marketing teams. Developed new and lasting partnerships with companies who couldn't scale their solutions and sold to these same clients once we had a foot in the door. It took a lot of hard work, strategy and sleepless nights but it was one of the best things I've done in my life. We got to help so many people with the solutions we created and brought to market. It was an experience I will remember always. In late 2017 I was approached to start a new company in Georgia. We launched officially in October 2017 and had our 1st clients within 30 days. This project continues to do well and the future of what we are building here is bright and will continue to plan, adjust and execute. My main strength lies in being able to visualize and simplify what others might see as complex, thinking strategically and rationally. Being able to take that data, ask the right questions, make quick but well thought out decisions and always asking "What if" to accomplish the job at hand. This gift along with being a learner and relator has allowed me to build and lead teams, build lasting partnerships, open doors for sales and account management. I always push...

...Atlanta and is the keeper of law and order in the office. He is a highly accomplished, innovative executive with extensive experience (20 plus years) in Finance and Accounting. My extensive professional background covers: accounting, auditing-internal/external, financial analysis, Tax and strategic planning. A mentor to achieve maximum potential. Collaborate with internal and external parties to achieve common company goals. Ability to craft new plans and overcome subsequent obstacles to assure success. An integral leader who secures an organization's place at the forefront of the industry.

myself forward to exceed the goals laid out for me, my team and the corporation as a whole. I'm currently full time VP of Operations of CareServ Technologies, LLC and CareServ Consulting, LLC from 2013 to present. I also work part-time with CareSafe LLC (20 hours a week with CareSafe.) since July 1, 2018.

Offering Summary

Maximum 1,070,000 shares* of Membership Units ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of Membership Units ($10,000)

Company	CareSafe, LLC.
Corporate Address	4080 McGinnis Ferry Road, Suite 301, Alpharetta, GA, 30005
Description of Business	CareSafe offers a variety of solutions to prevent infectious and harmful diseases from spreading in healthcare and sports teams environments
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$200

Perks*

$200+ - receive 5% discount on all products

$1,000+ - receive 10% discount on all products

$5,000+ - receive 20% discount on all products
$10,000+ - receive 30% discount on all products

**All perks occur after the offering is completed*

Once CareSafe starts production of its Sprays and Wipes, we can offer the above discounts to all investors. Perks are therefore not guaranteed

The 10% Bonus for StartEngine Shareholders

Caresafe will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 units at $1 / unit, you will receive 1 bonus unit, meaning you'll own 11 units for $10. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The company does not have any intended irregular use of proceeds except for the short-term loan of $6,995 from Paresh Govan, CFO, 10% member, used to finance initial startup costs which is payable upon the completion of equity crowdfunding transaction.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Caresafe LLC to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post





VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Operating Agreement
of
Caresafe, LLC

Securities created by this Operating Agreement, if any, have not been registered under the Georgia Uniform Securities Act in reliance upon the exemption from registration set forth in Paragraph 14 of Code Section 10-5-9(11) of such Act. In addition, securities created by this Operating Agreement, if any, have not been registered with the United States Securities and Exchange Commission in reliance upon an exemption from such registration set forth in the Federal Securities Act of 1933, as amended, provided by Section 4(2) thereof, nor have they been registered under the securities or Blue Sky laws of any other jurisdiction. The interests created hereby have been acquired for investment purposes only and may not be offered for sale, pledged, hypothecated, sold or transferred except in compliance with the terms and conditions of this Operating Agreement and in a transaction which is either exempt from registration under such Acts or pursuant to an effective registration statement under such Acts.

THIS OPERATING AGREEMENT is made and entered into effective as of the 1st day of August, 2018, by the Members who executed this Operating Agreement as indicated on the signature page attached.

ARTICLE 1. DEFINITIONS

The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Additional Member." Additional Member means a Member other than an initial Member or a Substitute Member.

"Admission Agreement." Admission Agreement means any agreement between a prospective Member and the Company which sets out the prospective Member's acceptance of membership under the conditions set forth in this Operating Agreement and the terms of any Capital Contribution required of him.

"Affiliate." With respect to any Person, (i) in the case of an individual, any relative of such Person, (ii) any officer, director, trustee, partner, member, manager or holder of ten percent (10%) or more of any class of the voting securities or equity interest in such Person; (iii) any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person; or (iv) any officer, director, trustee, partner, member, manager or holder of ten percent (10%) or more of the outstanding voting securities of any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person.

"Articles of Organization." The Articles of Organization of Caresafe, LLC, as filed with the Secretary of State of Georgia, as the same may be amended from time to time.

"Capital Account." A capital account maintained in accordance with the rules contained in Section 1.704-1(b)(2)(iv) of the Regulations, as amended from time to time.

"Capital Contribution." Any contribution to the capital of the Company in cash or property by a Member whenever made.

"Code." The Internal Revenue Code of 1986, as amended from time to time.

"Commitment." Commitment means a Member's agreement to make an Initial Capital Contribution in an amount and at the time or times agreed upon in any Member's Admission Agreement.

"Company." Caresafe, LLC, a Georgia limited liability company.

"Current Value." The fair market value of all of the Interests in the Company, for certain purposes herein, shall be determined in good faith by the Company and the applicable Member(s) or legal representative, as the case may be, within ten (10) business days of attempting to do so. To the extent they are unable to agree to the Current Value within said ten (10) business days, then the Current Value shall be conclusively determined by an independent American Society of Appraisers ("ASA") appraiser (the *"Appraisal"*). If the parties cannot agree upon an ASA appraiser within seven (7) days thereafter, each Member (or legal representative) shall select an ASA appraiser, within seven (7) days thereafter. The appraisers so selected shall determine the Current Value. If the Current Value Appraisals are less than 15% apart, the two Current Value Appraisals shall be averaged to determine the Current Value for purposes hereof. If such appraisers cannot agree upon the Current Value within 15%, the two appraisers shall select a third ASA appraiser, the cost of which shall be shared equally by the parties. The third appraiser shall conduct an appraisal and select the Current Value from the two Appraisals already performed, that being the appraisal of the two closest to the value of the Company.

"Default Interest Rate." Default Interest Rate means twelve percent (12%) per annum.

"Delinquent Member." Delinquent Member means a Member who fails to make his Commitment.

"Distributable Cash." All cash received by the Company from Company operations, plus any cash that becomes available from Reserves, less the sum of the following to the extent paid or put aside by the Company (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred in the operation of the Company's business.

"Distributions." Distributions shall mean Distributable Cash or other property distributed to a Member in accordance with his or its Ownership Percentage.

"Economic Interest." A Member's or Economic Interest Owner's share of one or more of the Company's Net Profits, Net Losses and rights to distributions of the Company's assets pursuant to this Operating Agreement and the Georgia Act, but shall not include any right to vote on, consent to or otherwise participate in any decision of the Members.

"Economic Interest Owner." The owner of an Economic Interest who is not a Member.

"Entity." Any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

"Fiscal Year." The Company's fiscal year, which shall be the calendar year.

"Georgia Act." The Georgia Limited Liability Company Act at Section 14-11-100, *et seq.* of the Georgia Act.

"Initial Capital Contribution." The initial contribution to the capital of the Company made by a Member pursuant to this Operating Agreement.

"Interest." Any interest in the Company, including a Membership Interest, an Economic Interest, any right to vote or participate in the business of the Company, or any other interest in the Company.

"Majority Vote." Vote or written consent of Persons holding a majority of the Ownership Percentages held by all such Persons entitled to vote on or consent to the issue in question.

"Managing Member." The company will run under the guide of the elected Managing Member.

"Member." Each Person who executes this Operating Agreement or a counterpart thereof as a Member and each of the Persons who may hereafter become Members as provided in this Operating Agreement. If a Person is a Member immediately prior to the purchase or other acquisition by such Person of an Economic Interest, such Person shall have all the rights of a Member with respect to such purchased or otherwise acquired Interest.

"Membership Interest." A Member's entire interest in the Company including such Member's Economic Interest and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Operating Agreement or the Georgia Act.

"Net Profits" and *"Net Losses."* The Company's taxable income or loss determined in accordance with Code Section 703(a) for each of its Fiscal Years (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) will be included in taxable income or loss); provided, such Net Profits and Net Losses will be computed as if items of tax-exempt income and nondeductible, noncapital expenditures (under Code

Section 705(a)(1)(B) and 705(a)(2)(B)) were included in the computation of taxable income or loss. If any Member contributes property to the Company with an initial book value to the Company different from its adjusted basis for federal income tax purposes, or if Company property is revalued pursuant to Section 1.704-1(b)(2)(iv)(f) of the Regulations or as otherwise required by the Regulations, Net Profits and Net Losses will be computed as if the initial adjusted basis for federal income tax purposes to the Company of such contributed or revalued property equaled its initial book value to the Company as of the date of contribution or revaluation. Credits or debits to Capital Accounts due to a revaluation of Company assets in accordance with Section 1.704-1(b)(2)(iv)(f) of the Regulations, or due to a distribution of noncash assets, will be taken into account as gain or loss from the disposition of such assets for purposes of **Article 9** hereof.

"Officer." One or more individuals appointed by the Members to whom the Members delegate specified responsibilities, but who shall at all times be subject to the supervisory control of the Members. The Members may, but shall not be required to, create such offices as they deem appropriate, including, but not limited to, President, Executive Vice President, Senior Vice President, Vice President, Secretary, Assistant Secretary and Treasurer. The Officers shall have such duties as are assigned to them by the Managing Member from time to time, however, all policy decisions with respect to the management of the Company shall be made by the Managing Member. All Officers shall serve at the pleasure of the Members and the Members may remove any Officer from office without cause and any Officer may resign at any time.

"Operating Agreement." This Operating Agreement as originally executed and as may be amended from time to time.

"Membership Units." For each Member, Unit is determined at any given time by dividing the aggregate Membership Unit made by such Member as of such time by the aggregate Membership Units made by all Members as of such time. The initial Membershio Unit of the Members are as follows:

Member's Name	Ownership Percentage
Jeremy Spradlin	2,400,000
Chad Barlan	2,400,000
Kim Gay	300,000
Paresh Govan	600,000
Todd Frederickson	300,000

For purposes of the provisions hereof relating to actions taken or approval by Members, including voting, written consents or other approval, only Membership Units held by Members shall be taken into account.

"Person." Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such *"Person"* where the context so permits.

"Reserves." Funds set aside and amounts allocated to reserves in amounts determined by the Members for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business.

"Substitute Member." Substitute Member shall mean any Person who is admitted to the Company with all rights of a Member who has died or has assigned his Interest in the Company pursuant to the Operating Agreement.

"Supermajority Vote." Vote or written consent of Persons holding 67% or more of the Ownership Percentages held by all such Persons entitled to vote on or consent to the issue in question.

"Treasury Regulations" or *"Regulations."* The federal income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Withdrawing Member." As defined in **Section 13.1(d).**

ARTICLE 2. FORMATION OF COMPANY

2.1   *Formation.* On June 5th, 2018, the Company was formed as a Georgia limited liability company by the filing of the Articles of Organization with the Secretary of State of Georgia in accordance with the provisions of the Georgia Act.

2.2   *Name.* The name of the Company is Caresafe, LLC.

2.3   *Principal Place of Business.* The principal place of business of the Company within the State of Georgia is 4080 McGinnis Ferry Road, Suite 301, Alpharetta, Georgia 30005. The Company may locate its place of business to any other place or places as the Members of the Company may from time to time deem advisable.

2.4   *Registered Office and Registered Agent.* The Company's registered office shall be at 4080 McGinnis Ferry Road, Suite 301, Alpharetta, Forsyth County, Georgia 30005. The initial registered agent is Morgan Noble. The registered office and registered agent may be changed from time to time pursuant to the Georgia Act and the applicable rules promulgated thereunder.

2.5   *Term.* The term of the Company commenced on the date the Articles of Organization were filed with the Secretary of State of Georgia and shall continue until the Company is dissolved and its affairs wound up in accordance with the provisions of this Operating Agreement or the Georgia Act.

ARTICLE 3. BUSINESS OF COMPANY

The business of the Company shall be to pursue any lawful activity. In furtherance thereof, the Company may exercise all powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Georgia Act, and may engage in all activities necessary, customary, convenient, or incident to any of the foregoing.

ARTICLE 4. NAMES AND ADDRESSES
OF MEMBERS

The names and addresses of the Members are set out on ***Exhibit "A"*** attached hereto and incorporated herein.

ARTICLE 5. MANAGEMENT,
RIGHTS AND DUTIES OF MEMBERS

5.1   *Management.* The business and affairs of the Company shall be managed by its Managing Member Mr Jeremy Spradlin. The Managing Member shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other management of the Company's business. The Members shall not take any action in connection with managing the business and affairs of the Company unless approved by the Managing Member.

5.2   *Powers of the Members.* the Members shall not have power and authority, on behalf of the Company:

(a)   To acquire property from any Person as the Members may determine. The fact that a Member is directly or indirectly affiliated or connected with any such Person shall not prohibit the Members from dealing with that Person;

(b)   To borrow money for the Company from banks or other lending institutions, one or more Members or Affiliates of a Member on such terms as the Members deem appropriate, and in connection therewith, to hypothecate, encumber, and grant security interests in the assets of the Company to secure repayment of the borrowed sums. No debt shall be contracted or liability incurred by or on behalf of the Company except by the Members or, by agents or employees of the Company expressly authorized by the Members to contract such debt or incur such liability;

(c)   To purchase liability and other insurance to protect the Company's property and business;

(d)   To hold and own any Company real and/or personal property in the name of the Company;

(e)   To invest any Company funds temporarily (including, by way of example, but not limitation) in time deposits, short-term governmental obligations, commercial paper, or other investments;

(f)   To sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

(g)   To execute on behalf of the Company all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage, or disposition of the Company's property; assignments; bills of sale; leases; partnership agreements, operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Members, to the business of the Company;

(h)   To employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

(i)   To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as the Members may approve;

(j)   To create offices and designate Officers, who need not be Members; and

(k)   To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized to do so by the Managing Member, no attorney-in-fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit, or to render it liable pecuniarily for any purpose.

5.3   *Liability for Certain Acts.* No Member has guaranteed or shall have any obligation with respect to the return of a Member's Capital Contributions or profits from the operation of the Company. Notwithstanding Section 14-11-305(1) of the Georgia Act, no Member shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member except loss or damage resulting from intentional misconduct or knowing violation of law or a transaction for which such Member received a personal benefit in violation or breach of the provisions of this Operating Agreement. The Members shall be entitled to rely on information, opinions, reports, or statements, including but not limited to financial statements or other financial data prepared or presented by: (i) any one or more Members, Officers, or employees of the Company whom the Member reasonably believes to be reliable and competent in the matter presented, (ii) legal counsel, public accountants, or other persons as to matters the Member reasonably believes are within the person's professional or expert competence, or (iii) a committee of Members of which he or she is not a member if the Member reasonably believes the committee merits confidence.

5.4   *Members Have No Exclusive Duty to Company.* No Member shall be required to manage the Company as such Member's sole and exclusive function and any Member may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of the Operating Agreement, to share or participate in such other investments or activities of the Member or to the income or proceeds derived therefrom. The Member shall incur no liability to the Company or to any other business or venture.

5.5   *Bank Accounts.* The Members may from time to time open bank accounts in the name of the Company, and designated Members shall be the sole signatories thereon, unless the Members determine otherwise.

5.6   *Indemnity of the Members, Officers, Employees and Other Agents.* To the fullest extent permitted by Section 14-11-306 of the Georgia Act, the Company shall indemnify each Member and make advances for expenses to each Member arising from any loss, cost, expense, damage, claim, or demand, in connection with the Company, the Member's status as a Member of the Company, the affairs of the Company or such Member's activities on behalf of the Company. To the fullest extent permitted by Section 14-11-306 of the Georgia Act, the Company shall also indemnify its Officers, employees, and other agents who are not members arising from any loss, cost, expense, damage, claim, or demand in connection with the Company, any such Person's participation in the business and affairs of the Company or such Person's activities on behalf of the Company, which are within the scope of authority of such Person and, except for acts of intentional misconduct or knowing violation of the law or for any transaction for which the violation received a personal benefit in breach of this Operating Agreement.

5.7   *Unanimous Vote of the Officers' Compensation.* Any salaries and other compensation of the Officers shall be fixed by the Managing Member, and no Officer shall be prevented from receiving such salary by reason of the fact that he or she is also a Member of the Company.

5.8   *Restrictions on Authority of Members Acting Alone.*

(a)   Notwithstanding the powers granted in **Section 5.2**, the Members shall not, without the prior Vote of the Managing Member:

(i)   Do any act in contravention of this Operating Agreement;

(ii)   Amend this Operating Agreement;

(iii)   Admit an Additional or Substitute Member to the Company;

(iv)   Issue any Interest;

(v)   Sell, transfer, or otherwise dispose of all or substantially all of the assets of the Company prior to its dissolution;

(vi)   Merge, consolidate, convert or effect any similar transaction involving the Company or any of the Company's subsidiaries;

(vii)   Take or cause any action that results in a liquidation or dissolution of the Company;

(viii)   Change the accounting method for tax purposes of the Company;

(ix)   Borrow money in excess of One Hundred Thousand Dollars ($100,000.00);

(x)   Incur a "Major Expenditure";

(xi)   Hire staff or employees;

(xii)   Lease or purchase office space; or

(xiii)   Make distributions to members.

(b)   Notwithstanding the foregoing, Members shall not, without a Supermajority Vote, authorize or require any Additional Capital Contribution.

ARTICLE 6. RIGHTS AND OBLIGATIONS OF MEMBERS

6.1   *Limitation on Liability.* Each Member's liability shall be limited as set forth in this Operating Agreement, the Georgia Act and other applicable law.

6.2   *No Liability for Company Obligations.* No Member will have any liability for any debts, losses or other obligations of the Company beyond his respective Capital Contribution, except as provided by law. In no event shall a Member be obligated to make any additional contributions to the capital of the Company.

6.3   *Indemnification.* To the fullest extent required under Section 14-11-306 of the Georgia Act, the Company shall indemnify the Members and make advances to them for expenses with respect to the matters for which indemnification is permitted thereunder.

6.4   *List of Members.* Upon written request of any Member, the Company shall provide a list showing the names, addresses and Membership Interest of all Members or Economic Interest of all Economic Interest Holders, and the other information required by the Georgia Act and maintained pursuant to **Section 11.2** of this Operating Agreement.

6.5   *Representations and Warranties.* Each Member, and in the case of an organization, the person(s) executing this Operating Agreement on behalf of the organization, hereby represents and warrants to the Company, and each other Member that: (a) if that Member is an organization, that it is duly organized, validly existing, and in good standing under the law of its state or country of organization and that it has full organizational power to execute and agree to the Operating Agreement and to perform its obligations hereunder; (b) that the Member is acquiring its interest in the Company for the Member's own account as an investment and without an intent to distribute the interest; and (c) the Member acknowledges that the interest has not been registered under the Securities Act of 1933 or any state securities laws, and may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements.

ARTICLE 7. MEETINGS OF MEMBERS

7.1   *Meetings.* Meetings of the Members, for any purpose or purposes, may only be called by a Member or Members holding at least forty percent (40%) Ownership Unit.

7.2   *Place of Meetings.* The Members may designate any place, either within or outside the State of Georgia, as the place of meeting for any meeting of the Members. If no designation is made the place of meeting shall be the principal office of the Company in the State of Georgia.

7.3   *Notice of Meetings.* Written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than five (5) nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the Members or Person calling the meeting, to each Member entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered two calendar days after being deposited in the United States mail, addressed to the Member at its address as it appears on the books of the Company, with postage thereon prepaid. Notice provided in accordance with this Section shall be effective notwithstanding anything in Section 14-11-311 of the Georgia Act to the contrary.

7.4   *Meeting of all Members.* If all of the Members shall meet at any time and place, either within or outside of the State of Georgia, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any lawful action may be taken.

7.5   *Record Date.* For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the distribution is made, as the case may be, shall be the record date for such determination of Members unless the Members shall otherwise agree upon another record date. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

7.6   *Quorum.* Members holding at least fifty-one percent (51%) of the Ownership Percentages, represented in person or by proxy shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Ownership Percentages so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if at the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Ownership Percentages whose absence would cause less than a quorum to be present.

7.7   *Manner of Acting.* The affirmative vote of two (2) or more Members holding at least fifty-one percent (51%) of the Ownership Unit shall be the act of the Members. Section 14-11-307 of the Georgia Act (relating to conflicting interest transactions) shall not apply in the case of the Company, and Members who have an interest (economic or otherwise) in the outcome of any particular matter upon which the Members vote or consent upon any such matter and their Ownership Percentage, vote or consent, as the case may be, shall be counted in the determination of whether the requisite matter was approved by the Members.

7.8   *Proxies.* A Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such written proxy shall be delivered to the Company.

7.9   *Action by Members Without a Meeting.* Action required or permitted to be taken by the Members at a meeting may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the Members entitled to vote and having the requisite number of Members and Ownership Percentages required to approve such action. Action taken under this Section is effective when the Members required to approve such action have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

7.10   *Waiver of Notice.* In lieu of any procedures contained in Section 14-11-312 of the Georgia Act, when any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

7.11   *Meeting by Telephone/Electronic Means.* In lieu of any procedures contained in Section 14-11-310(b)(3) of the Georgia Act, Members may also meet by conference telephone call or electronic conference means such as Skype or Go-To-Meeting if all Members participating in the meeting can hear one another on such call or electronic conference and the requisite notice is given or waived.

ARTICLE 8. CONTRIBUTIONS TO THE COMPANY AND LOANS

8.1   *Members' Initial Capital Contributions.* Each Member shall contribute the amount specified in such Member's Admission Agreement, which such amount is set forth next to such Member's name on ***"Exhibit A"*** hereto as the Member's Initial Capital Contribution. The Initial Capital Contribution shall be made at the time or times specified in the Member's Admission Agreement.

8.2   *No Additional Capital Contributions.* No Member shall be required to make any additional Capital Contributions to the Company. To the extent approved by Members holding at least sixty percent (60%) of the Ownership Percentages, from time to time, the Members may be permitted to make additional Capital Contributions if and to the extent they so desire, and if the Members determine that such additional Capital Contributions are necessary or appropriate in connection with the conduct of the Company's business (including, without limitation, expansion or diversification). In such event, the Members shall have the opportunity (but not the obligation) to participate in such additional Capital Contributions on a *pro rata* basis in accordance with their Ownership Percentages.

8.3   *Loans to Company.* To the extent approved by Managing Member holding at least sixty percent (60%) of the Ownership Unit, any Member may make a secured or unsecured loan to the Company.

ARTICLE 9. DISTRIBUTIONS

9.1   *Distributions.* All Distributions shall be made to the Members and Economic Interest Owners in proportion to their respective Ownership Units at the time of the Distribution; provided, that following the dissolution of the Company as provided in **Section 13.1** hereof, Distributions shall be made in accordance with **Section 13.3** hereof.

9.2   *Limitation upon Distributions.* No distribution shall be made to Members if prohibited by Section 14-11-407 of the Georgia Act.

9.3   *Interest on and Return of Capital Contributions.* No Member shall be entitled to interest on such Member's Capital Contribution or to a return of its Capital Contribution, except as otherwise specifically provided for herein.

9.4   *Priority and Return of Capital.* No Member or Economic Interest Owner shall have priority over any other Member or Economic Interest Owner, either as to the return of Capital Contributions or as to Net Profits, Net Losses or Distributions. This Section shall not apply to loans (as distinguished from Capital Contributions) which any Member has made to the Company.

ARTICLE 10. ALLOCATIONS OF NET PROFITS
AND NET LOSSES

10.1   *Members' Accounts.* Certain accounts are to be maintained in the records of the Company for each Member.

(a)   *Capital Account.* A Capital Account is maintained for each Member.

(i)   The Company will credit the Capital Account of each Member with:

(1)   The Capital Contributions made by such Member.

(2)   Any items of income and gain allocated to such Member by the Company from Company income and gains.

(ii)   The Company will charge the Capital Account of each Member with:

(1) The Distributions made to such Member by the Company from Company assets.

(2) The items of loss and deduction allocated to such Member by the Company from Company losses and deductions.

(b) *Net Profits Account.* A net profits account is maintained for each Member.

(i) The net profits account of each Member is his Capital Account less his Capital Contributions.

(ii) Except to the extent otherwise provided in subparagraph (iii), each account is computed, as of any particular time, by reference to purchases and Distributions having occurred prior to such time, and by reference to allocation of items of income, gain, loss and deduction with respect to accounting periods that have ended prior to such time.

(iii) If a net profits account is computed during the winding up of the Company, or following the sale of all, or substantially all of the Company's assets, reference is made to all items of income, gain, loss and deduction accountable up to such time.

(c) *No Liability for Negative Balances in Member Accounts.* No Member is liable, either before or upon dissolution of the Company, to the Company for any negative balance in either account except to the extent that such a negative balance arose as a result of receipt of a distribution in excess of the amount rightfully due such Member under this Operating Agreement.

10.2 *Allocations of Accounting Items.* The following principles govern the allocation of accounting items required under this Operating Agreement.

(a) *Allocation of Items Where Aggregate Total is Negative.* When the aggregate of all items of income, gain, loss and deduction is in the negative for a particular accounting period, these items are allocated as follows:

(i) First, to the extent of the aggregate of all positive balances in the Capital Accounts of all Members, in proportion to the positive balances in the respective accounts.

(ii) Second, the negative aggregate balance for the accounting period is to be allocated to the Capital Account of the Members in proportion to their respective Ownership Percentages.

(b) *Allocation of Items Where Aggregate Total is Zero or Positive.* When the aggregate of all items of income, gain, loss and deduction either equals zero or is in the positive for a particular accounting period, these items are allocated as follows:

(i)   First, if there is an excess of allocations of net losses from prior accounting periods over allocations of net profits, as to any of the Members, then there is to be a proportionate allocation to each Member's account applied to that excess amount, up to the extent of the aggregate total of the excess.

(ii)   Thereafter, the remaining aggregate is allocated in proportion to each Member's Ownership Percentages.

(c)   *Application of Credit Items.* To the extent permitted by law, all credit items are allocated in proportion to each Member's respective Ownership Percentages in the Company.

(d)   *Application of Gross Income.* Any item of gross income to the Company is first allocated, to the extent of the aggregate of all Capital Account deficits of Members, to such Members who have such deficits in proportion to those Members whose respective Capital Accounts have such deficits. This allocation takes precedence over any allocation procedures prescribed elsewhere in this Operating Agreement, including those procedures described elsewhere in this **Section 10.2**.

ARTICLE 11. BOOKS AND RECORDS

11.1   *Accounting Period.* The financial statements of the Company shall be maintained in accordance with generally accepted accounting principles on a basis consistent with prior years.

11.2   *Records and Reports.* At the expense of the Company, the Company shall maintain records and accounts of all operations and expenditures of the Company. The Company shall keep at its principal place of business the following records:

(a)   A current list of the full name and last known address of each Member and Economic Interest Owner;

(b)   Copies of records to enable a Member to determine the relative voting rights, if any, of the Members;

(c)   A copy of the Articles of Organization of the Company and all amendments thereto;

(d)   Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent years;

(e)   Copies of this Operating Agreement, together with any amendments thereof; and

(f)   Copies of any financial statements of the Company for the three (3) most recent fiscal years.

The books and records shall at all times be maintained at the principal office of the Company and shall be open to the reasonable inspection and examination of the Members, Economic Interest Owners, or their duly authorized representatives during the reasonable business hours.

11.3   *Tax Returns.* The Company shall prepare and timely file all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's fiscal year.

ARTICLE 12. TRANSFERABILITY

12.1   *General Prohibition.* No Member or Economic Interest Owner may assign, convey, sell, transfer, liquidate, encumber, or in any way alienate (collectively a "Transfer"), all or any part of its Interest without the prior written consent of the Managing Member, which consent may be given or withheld in the sole discretion of Managaing Member. Any attempted Transfer of all or any portion of an Interest without the necessary consent, or as otherwise permitted hereunder, shall be null and void and shall have no effect whatsoever.

12.2   *Conditions of Transfer and Assignment.* A transferee of an Interest permitted under **Section 12.1** shall become a Member only if the Managing Member consent in writing thereto and the following conditions have been satisfied:

(a)   the transferor, his legal representative or authorized agent must have executed a written instrument of transfer of such Interest in form and substance satisfactory to the Members, other than the transferor;

(b)   the transferee must have executed a written agreement, in form and substance satisfactory to the Members other than the transferor, to assume all of the duties and obligations of the transferor under this Operating Agreement with respect to the transferred Interest and to be bound by and subject to all of the terms and conditions of this Operating Agreement;

(c)   the transferor, his legal representative or authorized agent, and the transferee must have executed a written agreement, in form and substance satisfactory to the Members (other than the transferor), to indemnify and hold the Company and the other Members harmless from and against any loss or liability arising out of the transfer;

(d)   the transferee must have executed such other documents and instruments as the Members (other than the transferor) may deem necessary to effect the admission of the transferee as a Member, including assuming any personal liabilities which the other Members have likewise assumed as a condition of their membership; and

(e)   unless waived by the Members (other than the transferor), the transferee or the transferor must have paid the expenses incurred by the Company in connection with the admission of the transferee to the Company.

A permitted transferee of an Economic Interest who does not become a Member shall be an Economic Interest Owner only and shall be entitled only to the transferor's Economic Interest to the extent assigned. Such transferee shall not be entitled to vote on any question regarding the Company, and the Ownership Percentage associated with the transferred Economic Interest shall not be considered to be outstanding for voting purposes.

12.3   *Involuntary Transfer/Transfer by Operation of Law/Divorce of a Member.*

(a)   In the event that (i) voluntary proceedings by, or involuntary proceedings against, an Interest holder are commenced under any provision of any federal or state act relating to bankruptcy or insolvency, and the sale of such Interest holder's Interest is approved by order of the court having jurisdiction thereof; or (ii) the Interest of an Interest holder is attached or garnished or levied against and the sale of such Interest is advertised as required by law or otherwise imminently threatened as a result of such action; or (iii) any judgment is obtained in any legal or equitable proceeding against an Interest holder and the sale of such Interest holder's Interest is advertised as required by law or otherwise imminently threatened as a result of legal process being issued in connection with such judgment; or (iv) any execution process is issued against an Interest holder or against such Interest holder's Interest and the sale of such Interest is advertised as required by law or otherwise imminently threatened as a result of such action; or (v) all or any portion of a Member's interest is required to be transferred incident to a divorce or legal separation petition, then, in any such event, the Company, and alternatively, the other Members, shall have the first option and right, as hereinafter described, to purchase from the Interest holder to which the event relates (such Interest holder hereinafter referred to as the *"Subject Interest Holder"*) or its successor in interest, as the case may be, all, but not less than all, of the Interest owned by the Subject Interest Holder prior to such event. Upon the occurrence of any of the aforementioned events, the Subject Interest Holder or any third person then in possession of the Interest shall be under a duty to notify the Company and the other Members in writing of said event within ten (10) days thereafter.

(b)   The purchase price of the Interest of any Interest Holder shall be the Current Value multiplied by the Ownership Percentage of the Subject Interest Holder payable ten percent (10%) in cash at closing, the balance of the purchase price to be evidenced by an unsecured promissory note(s) of the purchaser(s), to be paid in five (5) equal annual installments of principal, together with accrued interest on the outstanding balance of the note(s) at the Prime Rate, plus one percent (1%) on the date of closing with the first payment to be made one (1) year after the date of closing, the maker(s) of which note(s) having the right of prepayment without penalty or premium thereon. The closing of any such purchase shall take place at the Company's principal business office within thirty (30) days after the expiration of the last relevant option period, at a date and time designated in writing by the purchasing party(ies) to the Subject Interest Holder at least five (5) days prior to such closing. At such closing, the Subject Interest Holder, or his successor in interest, shall convey the Interest to the purchaser(s) thereof, free and clear of any and all liens or encumbrances whatsoever.

(c)   The Company shall have a period of thirty (30) days from the date on which it receives written notice of the event which gives rise to such option to exercise its option in writing to purchase all of the Interest owned by the Subject Interest Holder.

(d)   In the event the Company does not exercise its option, the other Members shall have a period of ten (10) days beyond the earlier of (i) the expiration of the thirty (30) day period during which the Company could exercise its option; or (ii) that date upon which the other Members received notice that the Company did not elect to exercise its option, to exercise in writing, their option to purchase their Proportionate Share of the Subject Interest Holder's Interest. Each other Member shall have the right to purchase his pro rata share of the Subject Interest Holder's Interest; provided, however, that if any other Member does not commit to purchase his full pro rata share, such pro rata share shall then be immediately re-offered in writing by the Subject Interest Holder to those other Members who did commit to purchase their pro rata shares, such re-offer being subject to acceptance by such Members within ten (10) days after receipt of the re-offer notice of the Subject Interest Holder.

(e)   The procedures set forth in subparagraph (d) hereof shall be continued until either (i) all of the Subject Interest Holder's Interest has been accepted for purchase by the other Members within the prescribed time limits; or (ii) the other Members have failed to commit to purchase all of the Subject Interest Holder's Interest within the prescribed time limits. In the event that neither the Company nor the other Members elect to purchase all of the Subject Interest Holder's Interest in accordance with this Paragraph, then the remainder of such Interest may be disposed of in the proceeding, which initiated this Paragraph but shall, after such disposition, at all times remain subject to the terms and conditions of this Operating Agreement.

(f)   Notwithstanding anything to the contrary contained in this Paragraph, in the event that the provisions of this Paragraph are triggered by the happening of an event set forth in **Section 12.3(a)** above, but the proceeding through which the Subject Interest Holder's Interest was to have been disposed of shall have been stayed, dismissed, discontinued or terminated prior to the disposition of such Interest for any reason whatsoever, including, without limitation, the filing of a bankruptcy petition, the satisfaction or settlement of a judgment, garnishment or levy, or the curing of a default which triggered same by the Subject Interest Holder, then no party hereto shall have any right to purchase the Interest of the Subject Interest Holder pursuant to the provisions of this Paragraph, it being the express intent of the parties hereto that the option to purchase the Interest of the Subject Interest Holder pursuant to this Paragraph shall be exercisable only if the conveyance of such Interest, whether involuntarily or by operation of law, is actually to occur.

(g)   Notwithstanding the above, in the event of a divorce of a Member, if the other Members fail to exercise their respective options to purchase under this Section 12.3, any spouse or former spouse of the divorcing Member shall become only an Economic Interest Owner in the Company, with rights only to receive distributions, if any, on a pro rata basis with any other Members, but no voting rights.

12.4   *Redemption at Death of a Member.*

(a)   Upon the death of any Member (hereinafter referred to as the "Deceased Member"), the executor, administrator or the legal representative of the Deceased Member (hereinafter referred to as the "Legal Representative") shall give the Company and the other Members written notice of the Deceased Member's death. Thereafter, the other Members shall have the first option and right, as hereinafter described, to purchase from the Legal Representative all, but not less than all, of the Interest owned by the Deceased Member at the time of death.

(b)   Each other Member shall have a period of thirty (30) days from the date of receipt of the death notice from the Legal Representative, to exercise, by written notice to the Legal Representative and the Company of such Member's election to purchase that proportion of the Deceased Member's Interest as the respective Interests of such other Member's Interest bears to the total Interests then owned by the Members other than the Deceased Member as a group (hereinafter referred to as a Member's "Proportionate Interest"); provided, however, that if any other Member does not commit to purchase his full Proportionate Interest, such Proportionate Interest shall then be immediately re-offered in writing by the Legal Representative to those other Members who did commit to purchase their Proportionate Interest, such re-offer being subject to acceptance by such Members within ten (10) days after receipt of the re-offer notice of the Legal Representative. The procedures set forth in this paragraph shall be continued until either (i) all of the Interest of Deceased have been accepted for purchase by the other Members within the prescribed time limits; or (ii) the other Members have failed to commit to purchase all of the Deceased Member's shares of Interest within the prescribed time limits.

(c)   In the event the other Members do not commit to purchase the entire Interest of the Deceased Member, the Company shall have the right and option to purchase and redeem said Interest, so long is such option is exercised by written notice to the Deceased Member within ten (10) days following the failure of the Members to commit to purchase all of the Deceased Member's Interest.

(d)   The purchase price of the Interest of any Deceased Member shall be shall be the Current Value multiplied by the Ownership Percentage of the Deceased Member.

(e)   The purchase price shall be payable ten percent (10%) in cash at closing, the balance of the purchase price to be evidenced by an secured promissory note of the Company, to be paid in five (5) equal annual installments of principal, together with accrued interest on the outstanding balance of the promissory note at the Prime Rate, beginning one (1) year from the date of closing. The purchase price shall be allocated among the purchasing Members as a percentage of the Interest Purchased.   In the event the Company is the beneficiary of a life insurance policy on the life of the Deceased Member, the initial payment at closing shall be for the full amount of the death benefit received by the Company, not to exceed the Current Value of the Deceased Member's Interest.

(f)   The closing of any such purchase shall take place at the Company's principal business office within thirty (30) days after the expiration of the last relevant option period, at a date and time designated in writing by the purchasing party(ies) to the Legal Representative at least five (5) days prior to such closing. At such closing, the Legal Representative, or his successor in interest, shall convey the Interest to the purchaser(s) thereof, free and clear of any and all liens or encumbrances other than the purchase money security interest in favor of the Legal Representative.

(g)   Notwithstanding the above, the Company and/or the Members will put in force a type of plan which may provide payments to any spouse, person or the Company upon the death of any Member, the Present Value of the payments to be received by that individual or the Company from the plan shall be included in the Current Value of the Deceased Member's Interest, and the obligation of the Company or any Member to make payments to the estate or spouse of the Deceased Member shall be reduced by an amount equivalent to that Present Value. Present Value shall be determined by the Company's then current certified public accountant.

(h)   Should the Deceased Member have a spouse or children under the age of 25 at the time of the Deceased Member's death, the Company shall provide for that spouse and children medical insurance coverage equivalent to that provided to the Company's full-time employees. This requirement shall apply until any covered child achieves the age of 25 year. If the Company is unable to purchase this insurance coverage through its then current benefits provider, it shall make best efforts to procure and provide equivalent insurance coverage by paying for such coverage through an independent insurer (non-group insurance policy

12.5   *Redemption at Disability of a Member.*

(a)   For purposes of this Operating Agreement the inability of a Member to perform the duties that such individual was performing in their capacity as an employee of the Company for a period of one hundred twenty (120) consecutive days shall mean that such individual is disabled (such disabled Member is hereinafter referred to as the "Disabled Member"). Upon the disability of any Member, the Company shall give the other Members written notice of the Disabled Member's disability. Thereafter, the other Members shall have the first option and right, as hereinafter described, to purchase from the Disabled Member all, but not less than all, of the Interest owned by the Disabled Member at the time of disability.

(b)   Each other Member shall have a period of thirty (30) days from the date of receipt of the disability notice from the Company, to exercise, by written notice to the Company and the Disabled Member of such Member's election to purchase his Proportionate Interest of the Disabled Member's Interest; provided, however, that if any other Member does not commit to purchase his full Proportionate Interest, such Proportionate Interest shall then be immediately re-offered in writing by the Company to those other Members who did commit to purchase their Proportionate Interest, such re-offer being subject to acceptance by such Members within ten (10) days after receipt of the re-offer notice. The procedures set forth in this paragraph shall be continued until either (i) all of the Interest of the Disabled Member have been accepted for purchase by the other Members within the prescribed time limits; or (ii) the other Members have failed to commit to purchase all of the Disabled Member's Interest within the prescribed time limits.

(c)   In the event the other Members do not commit to purchase the entire Interest of the Disabled Member, the Company shall have the right and option to purchase and redeem said

Interest, so long as such option is exercised by written notice to the Disabled Member within ten (10) days following the failure of the Members to commit to purchase all of the Disabled Member's Interest.

(d)   The purchase price of the Interest of any Disabled Member shall be the Current Value _multiplied by_ the Ownership Percentage of the Disabled Member.

(e)   The purchase price shall be payable ten percent (10%) in cash at closing, the balance of the purchase price to be evidenced by a secured promissory note of the Company, to be paid in five (5) equal annual installments of principal, together with accrued interest on the outstanding balance of the promissory note at the Prime Rate, beginning one (1) year from the date of closing. The purchase price shall be allocated among the purchasing Members as a percentage of the Interest Purchased. In the event the Company is the beneficiary of a disability buyout insurance policy on the Disabled Member, the initial payment at closing shall be the full amount of the insurance benefit received by the Company, not to exceed the Current Value of the Disabled Member's Interest.

(f)   The closing of any such purchase shall take place at the Company's principal business office within thirty (30) days after the expiration of the last relevant option period, at a date and time designated in writing by the purchasing party(ies) to the Disabled Member at least five (5) days prior to such closing. At such closing, the Disabled Member, shall convey the Interest to the purchaser(s) thereof, free and clear of any and all liens or encumbrances other than the purchase money security interest in favor of the Disabled Member.

12.6   _Tag Along Rights of Members_. Notwithstanding **Section 12.1**, in the event Members owning fifty percent (50%) or greater of the Membership Interests (the "Offered Members") obtain an offer from a third party to purchase their outstanding Interest at a price that is equal to or in excess of the Current Value _multiplied by_ the Ownership Percentage of the Offered Members being purchased, the remaining Members (the "Non-Offered Members"), may require such purchaser to also purchase all of the Interest of Non-Offered Members in the Company upon the same terms and conditions as the purchase of the Interest of the Offered Members, and the Offered Members may not sell their Interest unless such purchaser also purchases all of the Interest of the Non-Offered Members on such terms and conditions.

12.7   _Right of First Refusal_. Notwithstanding **Section 12.1**, a Member may Transfer all or part of its Interest to a third party (the "Selling Member"), provided that, prior to such Transfer, the Selling Member gives the remaining Members (the "Non-Selling Members") written notice of the terms and conditions of the proposed Transfer and that the Non-Selling Members shall have a period of ten (10) business days following such notice to elect to purchase such Interest upon the same terms and conditions. The closing of any such purchase shall take place at the Company's principal business office within thirty (30) business days of the notice of the intent of the Non-Selling Members to purchase such Interest, at a date and time designated in writing by the Non-Selling Members to the Selling Member at least five (5) days prior to such closing. In the event that the Non-Selling Members do not give such notice prior to the end of such ten (10) business day period, the Selling Member may, during a period of sixty (60) days after the end of such ten (10) business day period, enter into a binding agreement to transfer such Interest to such third party, on the same terms and conditions.

12.8   *Void Transfer.* Any transfer in violation of this **Article 12** shall be null and void.

12.9   *Additional Members.* From the date of the formation of the Company, any Person or Entity may become a Member of the Company, with the prior written consent of the Members by a Supermajority Vote, by executing a Subscription Agreement setting forth the terms of his or its Commitment and by the issuance of the Company of Interests for such consideration.

12.10   *Allocation to Substitute and Additional Members.*   No Substitute or Additional Member or Economic Interest Owner shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Managers may, at their option, at the time a Substitute or Additional Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rata allocations of loss, income and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Section 706(d) of the Code and the Treasury Regulations promulgated thereunder.

12.11   *Member Guarantee of Notes.*   Any promissory note from the Company issued in payment or partial payment of the purchase or redemption by the Company of a Member's interest under this **Article 12** shall be fully guaranteed by each of the remaining Members. The remaining Members shall execute a guarantee in favor of the Member whose interest is being so redeemed or purchased.

12.12   *Successors as to Economic Rights.* References in this Operating Agreement to Members shall also be deemed to constitute a reference to Economic Interest Owners where the provision relates to the economic rights and obligations. By way of illustration and not limitation, such provisions would include those regarding Capital Accounts, Distributions, allocations, and contributions. A transferee shall succeed to the transferor's Capital Contributions and Capital Account to the extent related to the Economic Interest transferred, regardless of whether such transferee becomes a Member.

12.13   *Additional Members.* From the date of the formation of the Company, any Person or Entity acceptable to the Members may become a Member of the Company by executing an Admission Agreement setting forth the terms of his or its Commitment and by the issuance of the Company of Membership Interests for such consideration.

12.14   *Allocation to Substitute and Additional Members.*   No Substitute or Additional Member or Economic Interest Owner shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Members may, at their option, at the time a Substitute or Additional Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rata allocations of loss, income and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Section 706(d) of the Code and the Treasury Regulations promulgated thereunder.

12.15 *Certificates to be Marked with Legend.* Any certificates of Membership Interest now or hereafter issued during the term of this Operating Agreement to the Members by the Company shall bear a legend reading substantially as follows:

> "The Interest represented hereby may not be sold, transferred, conveyed, pledged or hypothecated except in accordance with the provisions of a certain Operating Agreement effective as of August 10, 2017, and all amendments thereto, a copy of which Operating Agreement and any amendment thereto is on file at the principal office of the Company."

12.16 *Interest on Promissory Notes.* To the extent that the Company or any Member issues a promissory note as payment or partial payment of the purchase or redemption price of any membership interest hereunder, that promissory note shall bear interest at the rate of five (5%) per annum on the unpaid balance. There shall be no prepayment penalty on any such promissory notes.

ARTICLE 13. DISSOLUTION AND TERMINATION

13.1 *Dissolution.*

(a) The Company shall be dissolved upon the occurrence of any of the following events:

(i) by the vote or written consent of Members owning at least sixty percent (60%) or more of all Ownership Percentages; or

(ii) the sale of all or substantially all of the Company's assets and the collection of all proceeds therefrom; or

(iii) the ninetieth (90th) day following the occurrence of an event specified in Section 14-11-601(a)(5) or Section 14-11-601(a)(6) or Section 14-11-601(a)(7) of the Georgia Act (collectively an *"Event of Dissociation"*), unless within such 90-day period, the Company is continued by the consent of two (2) or more Members owning at least fifty percent (50%) or more of the Ownership Percentages other than the Ownership Percentage of the Member as to whom the Event of Dissociation occurred;

The occurrence of an event specified in Section 14-11-601(a)(1), Section 14-11-601(a)(2), Section 14-11-601(a)(3) or Section 14-11-601(a)(4) of the Georgia Act will not cause the Company to be dissolved.

(b) If the Company is continued after the occurrence of an Event of Dissociation pursuant to this Section, any successor in interest of the Member as to whom the Event of Dissociation occurred shall become an Economic Interest Owner but shall not be admitted as a Member except in accordance with **Article 12** hereof.

(c)   A Member shall not voluntarily withdraw from the Company or take any other voluntary action which causes an Event of Dissociation. A Member shall have no right to withdraw from the Company under Section 14-11-601(c) of the Georgia Act or otherwise.

(d)   Unless otherwise approved by two (2) or more Members owning at least fifty percent (50%) or more of the Ownership Percentages other than the Ownership Percentage of the Member as to whom the Event of Dissociation occurred, a Member who suffers or incurs an Event of Dissociation or whose status as a Member is otherwise terminated (a *"Withdrawing Member"*), regardless of whether such termination was the result of a voluntary act by such Withdrawing Member, shall not be entitled to receive the fair value of his Membership Interest, and such Withdrawing Member shall become an Economic Interest Owner.

(e)   Damages for breach of **Section 13.1(c)** shall be monetary damages only (and not specific performance), and such damages may be offset against Distributions by the Company to which the Withdrawing Member would otherwise be entitled.

13.2   *Effect of Dissolution.* Upon dissolution, the Company shall cease to carry on its business, except as permitted by the Georgia Act. Upon dissolution, the Members shall file a statement of commencement of winding up and publish the notice permitted by the Georgia Act.

13.3   *Winding-Up, Liquidation and Distribution of Assets.*

(a)   Upon dissolution, an accounting shall be made by the Company's accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Member(s) shall immediately proceed to wind up the affairs of the Company.

(b)   If the Company is dissolved and its affairs are to be wound up, the Member(s) shall:

(i)   Sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Member(s) may determine to distribute any assets to the Members in kind);

(ii)   Allocate any profit or loss resulting from such sales to the Members and Economic Interest Owners in accordance with **Article 10** hereof;

(iii)   Discharge all liabilities of the Company, including liabilities to Members and Economic Interest Owners who are creditors, to the extent otherwise permitted by law, other than liabilities to Members and Economic Interest Owners for Distributions, and establish such Reserves as may be reasonably necessary to provide for contingencies or liabilities of the Company;

(iv)   Distribute the remaining assets to the Members, either in cash or in kind, in accordance with the positive balance (if any) in each Member's Capital Account (as determined after taking into account all Capital Account adjustments for the Company's Fiscal Year during which the liquidation occurs), with any balance in excess thereof being distributed in proportion to the Members' respective Ownership Percentages. Any such Distributions in respect to Capital Accounts shall, to the extent practicable, be made in accordance with the time requirements set forth in Section 1.704-1(b)(2)(ii)(b)(2) of the Treasury Regulations; and

(v)   If any assets of the Company are to be distributed in kind, the net fair market value of such assets shall be determined by independent appraisal or by agreement of the Members. Such assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Members and Economic Interest Owners shall be adjusted pursuant to the provisions of this Operating Agreement to reflect such deemed sale.

(c)   Notwithstanding anything to the contrary in this Operating Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution to reduce or eliminate the negative balance of such Member's Capital Account.

(d)   Upon completion of the winding-up, liquidation and distribution of the assets, the Company shall be deemed terminated.

13.4   *Certificate of Termination.* When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Members, a certificate evidencing such termination may be executed and filed with the Secretary of State of Georgia in accordance with the Georgia Act.

13.5   *Return of Contribution Nonrecourse to Other Members.* Except as provided by law or as expressly provided in this Operating Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of the Member's Capital Account. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Account of one or more Members, including, without limitation, all or any part of that Capital Account attributable to Capital Contributions, then such Member or Members shall have no recourse against any other Member.

ARTICLE 14. MISCELLANEOUS PROVISIONS

14.1   *Application of Georgia Law.* This Operating Agreement, and the application or interpretation hereof, shall be governed exclusively by its terms and by the Georgia Act.

14.2   *No Action for Partition.* No member has any right to maintain any action for partition with respect to the property of the Company.

14.3   *Execution of Additional Instruments.* Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

14.4   *Construction.* Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

14.5   *Headings.* The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof.

14.6   *Waivers.* The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

14.7   *Rights and Remedies Cumulative.* The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by a party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

14.8   *Severability.* If any provision of this Operating Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall be affected and shall be enforceable to the fullest extent permitted by law.

14.9   *Exhibits.* All exhibits referred to in this Operating Agreement and attached hereto are incorporated herein by this reference.

14.10   *Heirs, Successors and Assigns.* Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

14.11   *Creditors.* None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company or by any Person not a party hereto.

14.12   *Counterparts.* This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

14.13   *Certification of Non-Foreign Status.* In order to comply with Section 1445 of the Code and the applicable Treasury Regulations thereunder, in the event of the disposition by the Company of a United States real property interest as defined in the Code and Treasury Regulations, each Member shall provide to the Company, an affidavit stating, under penalties of perjury: (i) the

Member's address, (ii) United States taxpayer identification number, and (iii) that the Member is not a foreign person as that term is defined in the Code and Treasury Regulations. Failure by any Member to provide such affidavit by the date of such disposition shall authorize the other Members to withhold ten percent (10%) of each such Member's distributive share of the amount realized by the Company on the disposition.

14.14 *Notices*. Any and all notices, offers, demands or elections required or permitted to be made under this Operating Agreement ("Notices") shall be in writing, signed by the party giving such Notice, and shall be deemed given and effective (i) when hand-delivered (either in person by the party giving such notice, or by its designated agent, or by commercial courier) or (ii) on the third (3rd) business day (which term means a day when the United States Postal Service, or its legal successor ("Postal Service") is making regular deliveries of mail on all of its regular appointed week-day rounds in Atlanta, Georgia) following the day (as evidenced by proof of mailing) upon which such notice is deposited, postage pre-paid, certified mail, return receipt requested, with the Postal Service, and addressed to the other party at such party's respective address as set forth on *Exhibit "A,"* or at such other address as the other party may hereafter designate by Notice.

14.15 *Amendments*. Any amendment to this Operating Agreement shall be made in writing and signed by Members holding all of the Ownership Percentages.

14.16 *Invalidity*. The invalidity or unenforceability of any particular provision of this Operating Agreement shall not affect the other provisions hereof, and the Operating Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted. If any particular provision herein is construed to be in conflict with the provisions of the Georgia Act, the provisions of this Operating Agreement shall control to the fullest extent permitted by applicable law. Any provision found to be invalid or unenforceable shall not affect or invalidate the other provisions hereof, and this Operating Agreement shall be construed in all respects as if such conflicting provision were omitted.

14.17 *Arbitration*. Any dispute, controversy or claim arising out of or in connection with, or relating to, this Operating Agreement or any breach or alleged breach hereof shall, upon the request of any party involved, be submitted to, and settled by, arbitration in the City of Atlanta, State of Georgia, pursuant to the commercial arbitration rules then in effect of the American Arbitration Association (or at any time or at any other place or under any other form of arbitration mutually acceptable to the parties so involved). Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in the highest court of the forum, state or federal, having jurisdiction. The expenses of the arbitration shall be borne equally by the parties to the arbitration, provided that each party shall pay for and bear the cost of its own experts, evidence and counsel's fees, except that in the discretion of the arbitrator, any award may include the cost of a party's counsel if the arbitrator expressly determines that the party against whom such award is entered has caused the dispute, controversy or claim to be submitted to arbitration as a dilatory tactic.

14.18 *Determination of Matters Not Provided for in This Operating Agreement*. The Members shall decide any questions arising with respect to the Company and this Operating Agreement which are not specifically or expressly provided for in this Operating Agreement.

14.19 *Further Assurances*. The Members each agree to cooperate, and to execute and deliver in a timely fashion any and all additional documents necessary to effectuate the purposes of the Company and this Operating Agreement.

14.20 *No Partnership Intended for Non-Tax Purposes*. The Members have formed the Company under the Georgia Act, and expressly disavow any intention to form a partnership under Georgia's Uniform Partnership Act, Georgia's Uniform Limited Partnership Act or the partnership act or law of any other state. The Members do not intend to be partners one to another or partners as to any third party. To the extent any Member, by work or action, represents to another person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

14.21 *Time*. Time is of the essence of this Operating Agreement, and to any payments, allocations and Distributions provided for under this Operating Agreement.

14.22 *Waiver of Right to Dissent*. All of the Members do hereby waive any right to dissent from, and obtain payment of the fair value of its Membership Interest in the event of any of the actions taken by the Company set forth in Section 14-11-1002 of the Georgia Act.

[Signatures begin on following page]

IN WITNESS WHEREOF, the undersigned have executed this Operating Agreement as of the day and year first above written.



Jeremy Spradlin, Managing Member

STATE OF _Georgia_
COUNTY OF _Forsyth_

Before me, a Notary Public, in and for said State and County, personally appeared the signers who acknowledged the execution of the foregoing, and who, having been duly sworn, stated that the representations therein contained are true.

Witness my hand and Notarial Seal this 28 day _August_ , 20 18 .

Ashley Strickland
Notary Public

My Commission Expires: _April 19, 2019_

[NOTARIAL SEAL]



EXHIBIT "A"

Members

Name	Address	Initial Capital Contribution
Chad Barlan	5038 Stefan Ridge Way Buford, Georgia, 30519	$200.00
Jeremy Spradlin	2495 Woodland Hills Drive Cumming, Georgia 30040	$200.00
Paresh Govan	640 Bellhaven Pt Alpharetta,GA 30004	$50.00
Kim Gay	8097 Roswell Rd Sandy Springs,GA 30350	$25.00
Todd Frederickson	6035 Cherry Tree Lane Atlanta,GA 30328	$25.00